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PROCESSED MAR 2008 THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

SEC FILE NUMBER
8 - 66025

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

HAMILTON EXECUTIONS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 BROADWAY, SUITE 12J
(No. And Street)

NEW YORK,	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. PELLICONE (212) 425-4440
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT A. PELLICONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMILTON EXECUTIONS, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

MANAGING MEMBER
Title

[signature]
Notary Public

Donna Jean Flood
Notary Public, State of New York
No. 01FL6131584
Qualified in Richmond County
Commission Expires Aug. 08, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Hamilton Executions, LLC:

We have audited the accompanying statement of financial condition of Hamilton Executions, LLC (the "Company") as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Executions, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates, L.L.P.

New York, New York
February 25, 2008

HAMILTON EXECUTIONS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 679,489
Commissions receivable	1,802,752
Due from clearing broker	121,639
Fixed assets (net of accumulated depreciation of $58,910)	108,343
Other assets	39,485
TOTAL ASSETS	$ 2,751,708

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Commissions payable	$ 27,655
Accrued discretionary pension contribution	600,000
Accounts payable and accrued expenses	347,397
TOTAL LIABILITIES	975,052
Members' equity	1,776,656
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,751,708

The accompanying notes are an integral part of these financial statements.

HAMILTON EXECUTIONS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Commissions income	$11,147,293
Interest income	5,248
Other income	3,767
TOTAL REVENUES	$11,156,308
EXPENSES:	
Employee compensation and related benefits	$ 2,497,216
Pension contribution	600,000
Exchange and regulatory fees	398,250
Travel and entertainment	460,751
Charitable contributions	113,706
Professional fees	173,709
Clearing charges	425,964
Data and communications expense	245,790
Commission expense	280,697
Error expense	255,593
Office expenses and supplies	132,565
Occupancy	73,154
Seat lease	52,650
Promotion and advertising	16,883
Interest expense	220
Other expenses	37,083
TOTAL EXPENSES	5,764,231
Income before provision for income taxes	5,392,077
Provision for income taxes	(178,998)
NET INCOME	$ 5,213,079

The accompanying notes are an integral part of these financial statements.

HAMILTON EXECUTIONS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Members' Equity – December 31, 2006	$ 753,830
Net Income	5,213,079
Capital withdrawals	(4,190,253)
Members' Equity – December 31, 2007	$ 1,776,656

The accompanying notes are an integral part of these financial statements.

HAMILTON EXECUTIONS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows From Operating Activities:		
Net Income		$ 5,213,079
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable	$ (985,122)	
Due from broker	28,377	
Securities owned, at market	645	
Other assets	(34,442)	
Increase (decrease) in liabilities:		
Commissions payable	4,096	
Accounts payable and accrued expenses	131,601	
Accrued discretionary pension contribution	600,000	
Profit sharing payable	(188,954)	
Net adjustments		(443,799)
Net cash provided by operating activities		4,769,280
Cash Flows from Investing Activities:		
Purchases of fixed assets		(60,744)
Cash Flows from Financing Activities:		
Capital withdrawals		(4,190,253)
NET INCREASE IN CASH		$ 518,283
Cash at December 31, 2006		161,206
Cash at December 31, 2007		$ 679,489
Supplemental Cash Flow Information:		
Income taxes paid		$ 212,841
Interest paid		$ 220

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Hamilton Executions L.L.C. (the "Company") was organized as a limited liability company in the State of New Jersey in June 2003. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the American Stock Exchange (the "ASE").

Nature of Business

The Company's business is that of an ASE floor broker. Commission income is earned by the Company on security transactions which it executes on the ASE.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions (and the related commission revenue and expense) are recorded on a trade date basis.

Depreciation Policy

The Company's property and equipment is depreciated on a straight line basis over their estimated useful lives of three to seven years for book purposes. Accelerated methods may be for tax purposes.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, cash balances are held principally at one financial institution and exceed the $100,000 insurable limit. The Company believes it mitigates its risk by investing in or through major financial institutions.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America and expands disclosure about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity specific measurement and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company is required to adopt SFAS 157 in the first quarter of 2008. The Company does not expect that the implementation of SFAS 157 will have a material effect on the Company's results of operations or financial position.

NOTE 3- NET CAPITAL

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which specifies minimum net capital requirements for its registrants. The Company must maintain net capital, as defined, equal to the greater of $100,000 or 6.667% of aggregate indebtedness, as defined. The Rule also contains provisions that may limit equity capital withdrawals. At December 31, 2007, the Company had net capital of $1,563,661 which exceeded their minimum net capital requirement by $1,463,661.

NOTE 4- INCOME TAXES

No provision has been made for federal or state income taxes in the accompanying financial statements as the members are individually responsible for the taxes on their share of the Company's income. The Company has provided for entity-level local income taxes.

NOTE 5- COMMITMENTS

Occupancy

The Company has yearly lease agreement for office space and storage which is due to expire in November 2008. During 2007, the Company paid $59,530 in rent expense for the space and storage. The minimum future payments under the lease agreement for the year ending December 31, 2008 are approximately $62,000.

Seat Leases

During 2007, the Company paid $52,650 in seat lease expense for use in the operation of its business. Commitments under the seat leases for the year ending December 31, 2008 amount to approximately $60,900.

NOTE 6- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the Company's introduced customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

As of December 31, 2007, there were no material customer accounts having unsecured debit balances that presented any risk.

NOTE 7- EMPLOYEE BENEFIT PLANS

Effective January 1, 2004, the Company adopted the Hamilton Executions L.L.C. 401(k) Profit Sharing Plan (the "Plan") under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan was amended in July 2006. Under the Plan, all employees eligible to participate may elect to contribute a percentage of their salary up to the maximum allowed under the. All employees who are at least age 21 and have completed six months of service are eligible to participate. The Company may elect to make contributions to the Plan at the discretion of the Managing Members. None was made by the Company for the year ended December 31, 2007.

NOTE 8- PENSION PLAN

Effective December 31, 2007, the Company adopted the Hamilton Executions L.L.C. 412(i) Defined Benefit Plan ("DBP") under Section 412(i) of the Internal Revenue Code of 1986, as amended and is commonly referred to as an insurance contract plan. Under the Plan, the Company, at its sole discretion, makes annual contributions to it that are invested, exclusively, in annuity and life insurance products issued by an insurance company. The Plan does not allow loans to any participants. The Plan has various eligibility, retirement and benefit specifications. Included in the financial statements is an accrual of $600,000 to estimate the 2007 pension cost.

Supplemental Information

HAMILTON EXECTIONS LLC
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2007

Credits:	
Total member's equity	$ 1,776,656
Discretionary liability	600,000
Total Credits	2,376,656
Debits:	
Non-allowable assets	812,994
Net capital before haircuts	$ 1,563,661
Haircuts on securities	-
Net capital	$ 1,563,661
Minimum net capital requirement	100,000
Excess Net Capital	$ 1,463,661
Aggregate indebtedness	$ 375,052
Ratio of aggregate indebtedness to net capital	0.24 to 1

Reconciliation with the Company's computation (include in Part II A of Form X-17A-5 as of December 31, 2007)

Members' equity, as reported in the Company's unaudited FOCUS Part IIA Report	$ 2,365,967
Audit adjustment – accrual of discretionary liability	(600,000)
Audit adjustment – fixed asset adjustment	10,689
Members' equity per above	$ 1,776,656
Non-allowable assets, as reported in the Company's unaudited FOCUS Part IIA Report	$ 767,704
Audit adjustment – additional other assets	34,601
Audit adjustment – fixed asset adjustment	10,689
Non allowable assets per above	$ 812,994
Aggregate indebtedness, as reported in the Company's unaudited FOCUS Part IIA Report	$ 338,279
Audit adjustment – reclassification to other asset	36,773
Aggregate indebtedness per above	$ 375,052

HAMILTON EXECUTIONS, LLC
COMPUTATION FOR THE DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2007

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Hamilton Executions LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Hamilton Executions, LLC (the "Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Fulvio & Associates, L.L.P.

New York, New York
February 25, 2008

END